Limbach Holdings, Inc.

1251 Waterfront Place, Suite 201

Pittsburgh, Pennsylvania 15222

September 13, 2021

VIA EDGAR

Mr. Ronald E. Alper, Attorney

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Limbach Holdings, Inc.
Registration Statement on Form S-3
Filed September 3, 2021
File No. 333-259305

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Limbach Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:15 p.m. Eastern Time on Wednesday, September 15, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Charles A. Bacon, III
Charles A. Bacon, III, Chief Executive Officer

cc:	Cozen O’Connor